[SUMMIT HOTEL PROPERTIES, INC. LETTERHEAD]

October 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

Re:                             Summit Hotel Properties, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-35074
Summit Hotel OP, LP
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012
File No. 0-54273

Dear Mr. Gordon:

This letter is being submitted in response to the comment letter dated October 17, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Annual Reports on Form 10-K filed by Summit Hotel Properties, Inc. (the “Company”) and Summit Hotel OP, LP (the “Operating Partnership”).

For the Staff’s convenience, the Staff’s comments have been stated below in italics, with the Company’s and the Operating Partnership’s responses to a particular comment set out immediately underneath it.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter.

Form 10-K for the Year Ended December 31, 2011

Contractual Obligations, page 59

1.  In future periodic filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your variable-rate interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

RESPONSE:  In future periodic filings, beginning with the Company’s and the Operating Partnership’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2012, the Company and the Operating Partnership will revise the tabular presentation of their contractual obligations to include interest commitments under their variable-rate interest-bearing debt in the contractual obligations table and will provide appropriate disclosure with respect to their assumptions of estimated variable rate interest payments.

Consolidated Statements of Operations, page F-7

2.  Please revise in future periodic filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

RESPONSE:  In future periodic filings, beginning with the Company’s and the Operating Partnership’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2012, the Company and the Operating Partnership will revise the consolidated statements of operations to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Note 16 — Equity-Based Compensation, page F-33

3.  In future periodic filings, please include all disclosures required by ASC 718-10-50, including 1) for each year for which an income statement is provided, the weighted-average grant-date fair value of equity options or other equity instruments granted during the year, and 2) as of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

RESPONSE:  In future periodic filings, beginning with the Company’s and the Operating Partnership’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2012, the Company and the Operating Partnership will include all disclosures required by ASC 718-10-50.

The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Operating Partnership hereby acknowledges that:

•                                          the Operating Partnership is responsible for the adequacy and accuracy of the disclosure in its filings.

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Operating Partnership’s filings.

•                                          the Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at (512) 538-2310.

Very truly yours,

/s/ Troy L. Hester
Troy L. Hester
Chief Accounting Officer

cc:                                 Jonathan Wiggins, Staff Accountant

Daniel P. Hansen, President and Chief Executive Officer

Stuart J. Becker, Chief Financial Officer

Christopher R. Eng, General Counsel